VIA EDGAR

November 7, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Benjamin Richie

Lauren Nguyen

Julie Sherman

Terence O’Brien

Re.:	Capstone Dental Pubco, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed October 26, 2023
File No. 333-274297

To Whom it May Concern:

Capstone Dental Pubco, Inc. (the “Company”) hereby submits the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission,” or the “SEC”) dated November 3, 2023, relating to the above referenced Amendment No. 2 to Registration Statement on Form S-4 (File 333-274297) filed by the Company on October 26, 2023 (the “Form S-4”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to the Form S-4 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

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Amendment No. 3 Registration Statement on Form S-4

Cover Page

1.	Please revise the cover page of your prospectus to clearly disclose the number of securities being registered on this registration statement. See Item 501(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the cover page of Amendment No. 3.

Discounted Cash Flow Analysis, page 132

2.	Please refer to our prior comment 6.

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We see as part of your revised disclosure, you indicate that the yearly revenue assumptions provided by Keystone were independently verified by Check-Cap through Check-Cap’s own due diligence, which was performed on the Israeli operations of Keystone, as well as through part of the legal and financial due diligence performed by Check-Cap’s advisors. Please tell us how and to what extent Check-Cap “independently verified” information related to Australia that was provided by Keystone.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 134-135 of Amendment No. 3.

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If Keystone does not have any specific market potential reports for Israel and Australia as standalone countries, tell us your basis for the assumption that with its Implant and Bio product lines, Nexus products and customer-centric approach, Keystone will be able to grow sales and revenues in these regions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 134 of Amendment No. 3. The Company respectfully notes that Keystone’s historical success in its current markets formed the basis for the Check-Cap board’s belief that Keystone will be successful in growing sales and revenues in these additional regions.

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We do not see where you have explained what “an analysis of the competitive landscape” entails, the significant material assumptions underlying revenue projections and the limitations specific to this analysis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 135 of Amendment No. 3. The Company respectfully notes that the disclosure provided in the “Keystone Business—Competition” section of Amendment No. 3 provides the basis of the “analysis of the competitive landscape” considered by the Company.

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We see your disclosure that if the company is unable to maintain any of its current regulatory approvals or obtain such new regulatory approvals, that may have an impact on Keystone’s projections, although each such case would need to be assessed to determine what (if any) impact it has on the plan and the impact on the projections if it is not obtained. Revise to explain each specific regulatory approval assumed in making the projections and the specific impact if those approvals are not obtained.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 135 of Amendment No. 3. The Company respectfully notes that Keystone currently holds approximately 20 FDA approvals, and it is not reliant on any one regulatory approval it currently holds for the continued success of its business. The Company further notes that it has only one application for approval pending with the FDA, and non-receipt of this approval would not be expected to have a material effect on Keystone’s revenues.

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Lastly, we see your revised disclosure that ‘the financial projections include assumed capital expenditures (including fit-out for new space and equipment to meet the expected increased demand in each location) for Keystone’s Israel, Irvine and Australia facilities to be expended over the course of the plan.’ Revise to disclose the expected amounts of capital expenditures and tell us how those are included in your projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 135 of Amendment No. 3. The Company respectfully notes that the expected amounts of capital expenditures have been previously included in the chart on page 137 of Amendment No. 3.

3.

Please refer to our prior comment 7 and tell us where your revised disclosure clarifies which elements of the projections were provided by Keystone and which were prepared by Check-Cap. In this regard, you state at the bottom of page 134 that the following assumptions indicate the changes that the Check-Cap board made to the projections provided by Keystone and list several bullet points which appear to be general in nature, i.e. ‘revenue projections were modified on the basis that comparable companies grow at a rapid pace in the first 6-7 years’. Revise your disclosures to specifically explain how the projections were changed by the Check-Cap board.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 136 of Amendment No. 3.

4.

We see your response to our prior comment 13. Your disclosure does not address how you considered all of the uncertainties regarding your projections in your conclusion that you can reasonably provide projections for the next ten years. Please advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 138 of Amendment No. 3. The Company respectfully notes that, in the “Risk Factors” section and in other sections of Amendment No. 3, the Company has advised potential investors that while the Company believes that these projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control.

5.	Please refer to our prior comment 16. Please tell us if any companies of like size and stage were considered by Variance and if not, why not.

Response: In response to the Staff’s comment, the Company respectfully notes that there are no public companies within the dental industry with low revenues such as Keystone which Variance found suitable for purposes of its comparative analysis. However, Variance used two companies with a low market cap in its sample: Apyx Medical Corporation (“Apyx”), with a market cap of $174 million, and ZimVie Inc., with market cap of $296 million. Furthermore, Apyx presents for the FY+1 revenues in the amount of $60 million, which are similar to Keystone’s LTM revenues.

Because Variance believes that it is not appropriate to use only one or two companies for its comparative analysis, Variance chose to enlarge the database, so it also includes companies in the same industry but with a higher revenue turnover (six additional companies). In doing so, Variance believes that its conclusion becomes more reliable from a statistical point of view.

Variance believes that this approach is consistent with professional practice, which permits utilization of similar companies that operate in the same industry and have a similar business risk, even if the amount of their revenues is higher than the company’s revenues. This premise is based on the underlying assumption that there is a direct linear ratio between the value of the company and the volume of its revenues, regardless of the size of the company. Alternatively, utilizing small companies with similar revenues but from other industries where the risk level and business characteristics are different may lead to the wrong result.

6.

We note your disclosure in footnote 1 that “projected R&D amounts are subject to the limitations in attracting, hiring and retaining members of our R&D department.” Revise to disclose the specific assumption related to any potential growth in your research & development department.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 137 of Amendment No. 3.

7.

We note the disclosure that “Projections based on historical average revenues per direct sales representative are helpful in a genuinely mature business model.” Revise to define your use of the term “genuinely mature business model” and clarify this is a belief of management.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 134 of Amendment No. 3.

Exhibits

8.

We note your updated Exhibit Index in response to comment 19. We further note that certain exhibits with schedules and similar attachments omitted pursuant to Item 601(a)(5) of Regulation S-K are distribution agreements that are not discussed elsewhere in the registration statement. Please revise to describe the material terms of these distribution agreements, to include the covered products, within your registration statement.

Response: Upon further consideration, the Company has decided not to file with Form S-4 the various distribution agreements and reseller agreement and the various agreements with Terrats Medical S.L.U. previously listed on the Exhibit Index, and accordingly has deleted such agreements from the Exhibit Index, since each such agreement ordinarily accompanies the kind of business conducted by the Company and its subsidiaries and satisfies the conditions for not being filed set forth in Item 601(b)(10)(ii) of Regulation S-K.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at atamir@keystonedental.com or at (781) 492-5382 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Amnon Tamir
Amnon Tamir, Chief Financial Officer

cc:	Derick Kauffman, Esq., and Marc Rosenstein, Esq., Stevens & Lee

Adam M. Klein, Adv., and Ephraim Friedman, Adv., Goldfarb Gross Seligman & Co.

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